A Global Supply Chain Management Company! ™

August 25, 2009

VIA EDGAR CORRESPONDENCE

Ms. Effie Simpson

Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Form 8-K, filed August 6, 2009

File No. 0-53405

Dear Ms. Simpson:

Attached herewith is an Amendment No. 1 to the aforementioned Form 8-K regarding our change of auditors, which addresses the first two comments in your comment letter, dated August 11, 2009.

In connection with our response to the staff’s comments, this letter is acknowledgement by the Company that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. Please feel free to call me with any follow up questions or comments.

Very truly yours,

By: /s/ Kevin P. Brennan

Kevin P. Brennan

Chief Executive Officer

MTC/ej/499644

Attachment

707 Grant Street, Suite 2307,   Pittsburgh, PA   15219   Phone: (412) 258-2260   Fax: (412) 258-2268   www.otmionline.com